September 21, 2010

Linda Cvrkel, Branch Chief
Division of Corporate Finance
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ecologic Transportation, Inc.
Form 10-K for the year ended December 31, 2010
Filed April 14, 2010
File No. 333-139045

Dear Ms. Cvrkel:

Please be advised that with respect to your General Comment 2. in your comment letter dated September 13, 2010 in connection with the above referenced matter, Ecologic Transportation, Inc. acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

William N. Plamondon III, Chief Executive Officer

1327 Ocean Avenue Suite B Santa Monica, CA 90401
310.899.3900 www.ecologictransportation.com